Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-152979 on Form F-3 of our report dated April 3, 2009, relating to the consolidated financial statements of Paragon Shipping Inc and subsidiaries, appearing in this Report on Form 6-K of Paragon Shipping Inc and subsidiaries.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

April 03, 2009

SK 25744 0001 984461